November 7, 2005

Fax (212) 937-3670
Room 4561

Jeffrey A. Tischler
Chief Financial Officer
Acies Corporation
14 Wall Street, Suite 1620
New York, NY 10005

> **RE: Acies Corporation**
> **Form 10-KSB for Fiscal Year Ended March 31, 2005**
> **File No. 000-49724**

Dear Mr. Tischler:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in our comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

1.   With regards to your response to our previous comment no. 1, please explain the following:
- We that the Company considers itself the primary obligor in the arrangements with your merchant customers. Is Chase Merchant Services, LLC or Paymentech, LP a party to your contracts with the merchant customers, in any form? Provide a sample of a merchant contract where (a) Chase Merchant Services will process the merchants' transactions and (b) where Paymentech will provide such services.

- If the merchant has a question or problem regarding the processing of their sales transactions do they ever contact Chase Merchant Services or Paymentech directly?
- Provide a copy of your agreement with both Chase Merchant Services and Paymentech.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief